__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 19 February 2004

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	19 February 2004
Number	10/04

BHP BILLITON RESULTS FOR THE

HALF YEAR ENDED 31 DECEMBER 2003

  EBITDA (excluding exceptional items) up 23.0% to US$3,119 million and EBIT (excluding exceptional items) up 31.6% to US$2,183 million mainly reflecting increased commodity prices and operating performance, partly offset by adverse foreign exchange impacts.

  Strong increase in attributable profit excluding exceptional items to US$1,213 million, up 30.3% (US$1,339 million, up 46.8%, including exceptional items), despite adverse movements in exchange rates of approximately US$230 million compared to the corresponding period.

  Available cash flow (after interest and tax) of US$1,681 million, up 42.6%.

  Half yearly production records in iron ore, aluminium, alumina, nickel and diamonds.

  Total merger benefits and cost savings of US$655 million since the merger, against a target of US$770 million by 30 June 2005.

  Five major growth projects commissioned since 30 June 2003 - Ohanet gas (Algeria), Hillside 3 aluminium (South Africa), Mount Arthur North (Australia), Mining Area C iron ore and iron ore port expansion (both Australia).
Half year ended 31 December	2003 US$M	2002 US$M	Change %
Turnover (1)	10 963	8 048	36.2%
EBITDA (1) (2) (3)	3 119	2 536	23.0%
EBIT (1) (2) (3)	2 183	1 659	31.6%
Attributable profit (excluding exceptional items) (1)	1 213	931	30.3%
Attributable profit (including exceptional items) (1)	1 339	912	46.8%
Available cash flow (4)	1 681	1 179	42.6%
Basic earnings per share (US cents) (1) (2)	19.5	15.0	30.0%
EBITDA interest coverage (times) (1) (2) (3) (5)	14.8	12.7	16.5%
Dividend per share (US cents)	8.0	7.0	14.3%

(1) Including the Group's share of joint ventures and associates.

(2) Excluding exceptional items.

(3) EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation and amortisation of US$936 million (comprising Group depreciation and amortisation of US$853 million and joint venture and associate depreciation and amortisation of US$83 million) for the half year ended 31 December 2003 and US$877 million (comprising Group depreciation and amortisation of US$792 million and joint venture and associate depreciation and amortisation of US$85 million) for the half year ended 31 December 2002. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Available cash flow is operating cash flow including dividends from joint ventures and associates and after net interest and tax.

(5) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 28. All references to the corresponding period are to the half year ended 31 December 2002.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

Commentary on the Group Interim Results

Introduction

The significant growth in the Group's operating and financial performance for the half year ended 31 December 2003 reflects the consistent execution of its business strategy over the last several years. The Group has focussed on: 1) maximising the performance of its operating assets; 2) identifying opportunities to save cost through the sharing of best practices, including benefiting from its economies of scale, and; 3) utilising its stable cash flow to reinvest in its substantial number of growth projects.

Earnings before interest and tax (excluding exceptional items) was US$2,183 million, 31.6% higher than the corresponding period of US$1,659 million, reflecting higher prices for all commodities, increased sales volumes for copper, metallurgical coal, diamonds, iron ore and aluminium, and lower operating costs, partly offset by adverse foreign exchange impacts.

Attributable profit (excluding exceptional items) increased by 30.3% to US$1,213 million compared with the corresponding period of US$931 million. BHP Billiton operates under a US dollar functional currency based on the fact that the vast majority of our revenue is US dollar denominated. One major profit impact of operating as a US dollar functional currency company is the translation of non US dollar denominated net monetary liabilities at balance date, with the movement from the corresponding period taken directly to the profit and loss account in the current period. These are non-cash restatements and reduced attributable profit by approximately US$230 million compared with the corresponding period. Attributable profit including exceptional items was US$1,339 million, an increase of 46.8% from the corresponding period.

Our strong operating performance is reflected in a number of production records being set during the half year. Western Australian iron ore production of 44.9 million tonnes (100 per cent terms) and despatches of 44.0 million tonnes (100 per cent terms) were both records, driven by strong demand in all Asian markets, particularly China. Aluminium production was a record at 590,000 tonnes, following the early commissioning of the Mozal 2 expansion in Mozambique and the Hillside 3 expansion in South Africa. The benefits of operating excellence initiatives have also contributed to half yearly production records being set for nickel, alumina and diamonds.

Building on the merger benefits and cost savings generated to 30 June 2003, additional savings of US$60 million achieved during the current half year brings total savings to US$655 million since the merger. The Group is confident of achieving its previously announced target of US$770 million by 30 June 2005.

Progress continued with our pipeline of projects with first gas production at the Ohanet wet gas development in Algeria, first metal being cast at the Hillside aluminium smelter expansion in South Africa, full production achieved at the Mozal 2 aluminium smelter expansion project in Mozambique, and the first iron ore shipment from Mining Area C in Western Australia, through the newly expanded port facilities. Each of these projects was completed on or under budget, and on or ahead of schedule. The Group currently has nine major growth projects in development.

EBIT margin before exceptional items and third party product sales was 26.8% compared to 24.6% for the corresponding period.

This performance has enabled the Group to continue its progressive dividend policy with a 14.3% increase in the first half dividend compared with last year, while continuing to progress our pipeline of value accretive growth projects.

The Income Statement

Turnover rose by 36.2% to US$10,963 million, mainly due to higher sales volumes of copper, metallurgical coal, diamonds, iron ore and aluminium and higher prices for copper, nickel, aluminium, petroleum products, chrome, energy coal, iron ore, hot briquetted iron, diamonds and manganese. Turnover includes sales of third party product which increased by US$1,483 million to US$2,829 million due to higher prices and volumes. These factors were partly offset by lower sales volumes of petroleum products and titanium feedstock products.

Earnings before interest, tax, depreciation and amortisation (EBITDA) excluding exceptional items increased by 23.0% to US$3,119 million from US$2,536 million in the corresponding period.

Earnings before interest and tax (EBIT) excluding exceptional items were US$2,183 million compared with US$1,659 million in the corresponding period, an increase of 31.6%. This increase was due to higher commodity prices, cost savings, increased sales volumes and profits from asset sales. Offsetting factors were exchange rate impacts, increased price linked costs, inflationary pressures principally in Australia and South Africa, higher exploration expenditure and lower profits of ceased, sold and discontinued operations in the corresponding period. Further analysis of the factors affecting turnover and EBIT is set out on page 7 and 8.

Net interest on borrowings and cash increased to US$211 million from US$200 million in the corresponding period, principally driven by costs associated with restructuring the Group's debt portfolio, partially offset by lower average debt levels.

Exchange losses on net debt were US$89 million compared to net losses of US$58 million in the corresponding period.

The tax charge excluding exceptional items was US$658 million, representing an effective rate of 34.8%. Excluding the impacts on tax of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the South African rand and Australian dollar against the US dollar during the period, the effective rate was 27.3%. The Group has continued to recoup unrecognised tax losses in the US, which resulted in a 2.6% reduction in the effective tax rate of the Group (US$50 million). In addition, investment incentives and development entitlements which have been able to be recognised during the current half year, further reduced the effective tax rate by approximately 3%.

Attributable profit excluding exceptional items (after minority interests of US$18 million) was US$1,213 million, an increase of 30.3% from US$931 million (after minority interests of US$17 million), largely due to the positive impacts on EBIT.

Excluding the impact of exceptional items, basic earnings per share was 19.5 US cents against 15.0 US cents in the corresponding period, an increase of 30.0%.

Exceptional Items

In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded an exceptional gain of US$66 million (US$48 million after tax).

During the current half year, BHP Billiton has elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$78 million being recorded in accordance with UK Generally Accepted Accounting Principles.

Attributable profit including exceptional items (after minority interests of US$18 million) was US$1,339 million, an increase of 46.8% from US$912 million (after minority interests of US$17 million).

Including the impact of exceptional items, basic earnings per share was 21.5 US cents against 14.7 US cents in the corresponding period, an increase of 46.3%.

Cash Flows

Available cash flow (after interest and tax) increased by 42.6% to US$1,681 million.

Expenditure on growth projects and investments amounted to US$836 million, including US$383 million on petroleum projects and US$453 million on minerals and other corporate projects. Sustaining capital expenditure was US$400 million and exploration expenditure was US$193 million, while disposals of fixed assets, sale of investments and associates and repayments of loans by joint ventures generated US$108 million.

Net cash flow before dividend payments was US$360 million. Dividends paid in the period were US$959 million compared with US$830 million in the corresponding period.

Net debt of US$6,386 million at 31 December 2003 represents 32.3% of net debt plus net assets. Net debt comprises US$7,198 million of total debt offset by US$812 million of cash, including money market deposits.

Cost Savings

In addition to targeted merger benefits of US$270 million, in April 2002 under our Strategic Framework, we set a further target for annual cost savings of US$500 million to be achieved by 30 June 2005. The target is measured by comparing current commodity based unit costs, with those of the 30 June 2001 financial year after adjusting for inflation, exchange rate movements and other one-off items. Cost savings are driven by the continuation of our Operating Excellence program (comprising the three key elements of leadership, process improvement and technology), strategic sourcing and marketing initiatives. During the current half year, we achieved savings of US$60 million. Combined with total merger benefits and cost savings of US$595 million achieved to 30 June 2003, this brings our total benefits and savings since the merger to US$655 million.

Portfolio Management

The sale of a non-core royalty interest by Diamonds and Specialty Products generated a profit of US$37 million before tax in the current half year. In December 2003, the Group announced it had entered into agreements to sell its 33.6% interest in Highland Valley Copper mine in Canada and the Robinson copper/gold mine in the US. These sales will be recognised when completed, which is expected to be in the second half of this financial year if certain conditions precedent are met.

Dividend

On 3 December 2003, a dividend of 8.0 US cents per share was paid to BHP Billiton Limited and BHP Billiton Plc shareholders, representing an increase of 14.3% on the interim dividend of 7.0 US cents per share paid in December 2002. The BHP Billiton Limited dividend was fully franked for Australian taxation purposes.

Capital Management

In October 2003, Standard & Poor's upgraded the Group's long term credit rating from A to A+. The benefit of a diversified portfolio, strong financial performance, disciplined financial policies and the successful integration of the Group's operations following the merger underpinned the upgrade.

Contingent Liabilities

On 18 December 2003, the Victorian Supreme Court action in relation to Ok Tedi (Papua New Guinea) brought by Rex Dagi against BHP Billiton Limited was discontinued and on 16 January 2004 the Victorian Supreme Court approved the settlement of the Gagarimabu class action and dismissed the claim against BHP Billiton Limited. The settlement involves no further cost to the Group and the plaintiffs acknowledging that the Group has, at all times, complied with the 1996 Terms of Settlement. The Group no longer has a contingent liability in relation to Ok Tedi.

Corporate Governance

Mr Cornelius Herkstroter retired as a Director in the December quarter and a worldwide search is underway for a replacement.

The Group completed a review of its joint external audit services and resolved that the audit could be more efficiently undertaken by a single audit firm. As a result of this review, KPMG was selected to continue as sole auditor.

During the half year, the Group announced that it would no longer report quarterly financial results. This decision brings the Group into line with its major peers and follows standard practice in the Australian and UK markets of reporting half and full year results only. BHP Billiton will release its full year results in August 2004.

Outlook

China continues to record strong domestic growth, providing the impetus for a recovery in other Asian economies. Continued expansionary monetary and fiscal policies in the other major economies have provided the basis for improving business conditions around the world. Recovery in the US has been reinforced by an upturn in investment, rising manufacturing orders and output, and robust expectations for future production, employment and exports. European countries are benefiting from an upturn in global trade, although the strength of the Euro against the US dollar is a cause for concern. Japan continues to record strong quarterly growth. Although not without risks, a synchronised global recovery is a possibility.

BHP Billiton is well placed to take advantage of both current strong demand and the continued recovery in global economies. In the short term we will continue to optimise the performance of our existing assets and, where possible, accelerate smaller scale expansions utilising existing infrastructure to service market requirements whilst maximising capital efficiency. In addition, we will bring forward larger, brownfield and greenfield, organic growth opportunities in certain commodities where we see continued demand growth, enabling us to meet the longer term needs of our customers. As a result of recent successful exploration results, we will increase funding for petroleum exploration by US$100 million in FY2004. Our strong cash flow and balance sheet leave us well placed to pursue all of these activities.

TRADING REVIEW

EBIT

The following table and commentary detail the approximate impact of major factors affecting EBIT (excluding exceptional items) for the half year ended 31 December 2003 compared with the corresponding period.

US$M
EBIT excluding exceptional items for the half year ended 31 December 2002	1 659
Change in volumes	45
Change in sales prices	1 005
Price-linked costs	(85)
Inflation on costs	(90)
Costs	65
New and acquired operations	10
Ceased, sold and discontinuing operations	(20)
Asset sales	55
Exchange rates	(455)
Exploration	(30)
Other items	24

EBIT excluding exceptional items for the half year ended 31 December 2003	2 183

Volumes

Higher sales volumes of copper, metallurgical coal, diamonds, iron ore and aluminium increased EBIT. This was partly offset by lower sales volumes of petroleum products and titanium feedstock products, resulting in a positive net volume impact on EBIT of US$45 million.

Prices

Higher prices for all major commodities increased EBIT by US$1,005 million.

Costs

Favourable operating cost performance increased EBIT by US$65 million compared with the corresponding period.

Increases in price-linked costs decreased EBIT by US$85 million, mainly due to higher nickel ore supply costs to the QNI Yabulu refinery (Australia), increased taxes for petroleum products and increased costs linked to higher LME prices.

Inflationary pressures, principally in Australia and South Africa, increased costs by US$90 million.

New and acquired operations

New and acquired operations increased EBIT by US$10 million due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003.

Ceased, sold and discontinuing operations

The corresponding period included EBIT of US$20 million mainly from the Alumbrera mine (Argentina) which was divested effective April 2003.

Asset sales

The impact of asset sales is an increase in EBIT of US$55 million mainly due to the sale of a non-core royalty interest (of US$37 million) in the current period.

Exchange rates

The unfavourable exchange rate impact on EBIT of US$455 million was primarily due to the effects of stronger A$/US$ and rand/US$ exchange rates on operating costs. The conversion of rand and A$ denominated net monetary liabilities at balance sheet date also had an unfavourable impact (US$75 million), which was mainly due to the A$/US$ exchange rate appreciating 12.3% during the current period compared with no movement in the corresponding period. This was partly offset by gains on legacy A$/US$ currency hedging of US$30 million in the current period, a favourable impact of US$125 million when compared to losses of US$95 million in the corresponding period.

Exploration

Exploration expense was up by US$30 million. Gross exploration spending was US$193 million, comprising petroleum exploration of US$153 million and minerals exploration of US$40 million, compared with US$130 million in the corresponding period. The capitalisation rate for petroleum exploration was 49.7% in the current half year, compared to 47.4% in the corresponding period.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the half year ended 31 December 2003 and the corresponding period (before exceptional items).

Half year ended 31 December (US$ Million)	Turnover (1)			EBIT (1)
	2003	2002	Change %	2003	2002	Change %

Petroleum	2 245	1 511	48.6%	602	660	(8.8%)
Aluminium	2 023	1 535	31.8%	307	266	15.4%
Base Metals	1 351	897	50.6%	333	83	301.2%
Carbon Steel Materials	2 206	1 747	26.3%	505	506	(0.2)%
Diamonds and Specialty Products	758	716	5.9%	195	150	30.0%
Energy Coal	1 242	947	31.2%	85	124	(31.5)%
Stainless Steel Materials	744	491	51.5%	193	61	216.4%
Group and unallocated items	810	424	91.0%	(37)	(191)	N/A
BHP Billiton Group (2)	10 963	8 048	36.2%	2 183	1 659	31.6%

(1) Turnover and EBIT include trading activities comprising the sale of third party product.

(2) BHP Billiton Group turnover is stated after the elimination of intersegment transactions.

An explanation of the factors influencing EBIT before exceptional items, including joint ventures and associates, by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$602 million, down from US$660 million, a decrease of 8.8% compared with the corresponding period.

The decrease in EBIT was mainly attributable to lower liquids production, appreciation of the A$/US$ exchange rate, higher exploration expenditure and losses on the sale of third party product. Offsetting these factors were stronger product prices (net of price-linked costs), higher gas volumes and new production from Ohanet (Algeria) and Boris (US).

Overall, production of petroleum products on a barrel of oil equivalent basis declined by 1% from 63.1 million barrels to 62.4 million barrels in the current half year, with oil and condensate production declining by 13% from 34.9 million barrels to 30.4 million barrels. Lower oil production was due to expected natural field decline at Laminaria (Australia), Bass Strait (Australia) and Griffin (Australia). Offsetting this was higher production from Liverpool Bay (UK), the commissioning of Boris North (US) in September 2003, and Boris South (US) in February 2003 and the commissioning of Ohanet in October 2003. Natural gas production increased due to the successful commissioning of the Zamzama (Pakistan) Phase 1 project in July 2003, together with increased production from Liverpool Bay.

The conversion of A$ denominated net monetary liabilities, mainly resource rent tax, had an unfavourable impact on EBIT of US$40 million compared with the corresponding period. For the period, gross exploration expenditure was US$153 million, which was US$58 million higher than the corresponding period. The increased spending resulted in a higher level of exploration charged to profit (US$77 million in the current period compared to US$50 million in the corresponding period) despite an improved capitalisation rate of approximately 50%. This increase in spending was mainly due to increased activity in the Gulf of Mexico and Trinidad and Tobago, following successful drilling results.

The decrease in EBIT was partly offset by higher average realised prices. The average realised oil price was US$29.40 per barrel compared to US$27.19 per barrel in the corresponding period. The average realised natural gas price was US$2.37 per thousand standard cubic feet compared to US$1.98 per thousand standard cubic feet in the corresponding period.

Aluminium

Aluminium contributed EBIT of US$307 million, up from US$266 million, an increase of 15.4% compared with the corresponding period.

The increase in EBIT was mainly attributable to higher realised aluminium prices due to the average aluminium LME price increasing to US$1,474 per tonne in the current period, compared to US$1,332 per tonne in the corresponding period, together with higher realised alumina prices. Higher sales volumes from Mozal 2 (Mozambique) and Hillside 3 (South Africa) following full commissioning in August 2003 and December 2003 respectively, also had a favourable impact on EBIT.

These factors were partially offset by higher LME price-linked costs, the unfavourable impact of strengthening A$/US$ and rand/US$ average exchange rates on operating costs, and increased transportation costs. The commissioning of Mozal 2 and Hillside 3 has also led to higher in-process stocks and finished goods.

Base Metals

Base Metals contributed EBIT of US$333 million, up from US$83 million, an increase of US$250 million compared with the corresponding period.

The increase in EBIT was mainly attributable to the higher average realised copper price of US$0.96 per pound for the half year ended 31 December 2003, compared to US$0.68 per pound in the corresponding period. Higher prices for silver, lead and zinc also had a favourable impact on EBIT. Copper production was 8% higher in the current period mainly due to increased production from the commissioning of the Phase IV expansion project at Escondida (Chile) in October 2002, and the resumption of sulphide mining operations at Tintaya (Peru) in August 2003.

These factors were partially offset by higher production costs at Antamina (Peru) due to access to ore being restricted to the flanks of the deposit, and at Escondida due to higher depreciation charges associated with the Phase IV expansion project. The stronger A$/US$ and Chilean peso/US$ average exchange rates also had an unfavourable impact on EBIT. The corresponding period includes the results of the Alumbrera mine, which was sold effective April 2003.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$505 million, in line with the US$506 million in the corresponding period.

EBIT was unfavourably impacted by the stronger A$/US$ and rand/US$ average exchange rates on operating costs compared with the corresponding period, as well as unfavourable inflationary pressure on Australian and South African operations.

These factors were largely offset by higher iron ore prices following contract settlements announced in May 2003 and stronger prices for hot briquetted iron. Higher production at the Western Australian iron ore operations and the Queensland Coal operations led to improved cost performance. Increased shipments at Queensland Coal and record shipments of iron ore, both in response to continued strong customer demand, had a favourable impact on EBIT as did stronger prices for manganese alloys and continuing improvements in the operating performance of Boodarie Iron (Australia).

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$195 million, up from US$150 million, an increase of 30.0% compared with the corresponding period.

The increase in EBIT was mainly attributable to profits realised on the sale of a non-core royalty interest (US$37 million) and mineral rights. Higher average realised diamond prices, up 14% from the corresponding period, and increased diamond sales, up 25% from the corresponding period due to the processing of a pocket of high-grade ore, had a favourable impact on EBIT. Processing efficiencies achieved at Ekati (Canada) also impacted EBIT favourably.

These factors were partially offset by lower volumes of titanium feedstock in response to weaker market conditions. The unfavourable impact of strengthening rand/US$ and Canadian$/US$ average exchange rates on operating costs also had a negative impact on EBIT.

Energy Coal

Energy Coal contributed EBIT of US$85 million, down from US$124 million, a decrease of 31.5% compared with the corresponding period.

The decrease in EBIT was primarily due to the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs and the conversion of rand and A$ denominated net monetary liabilities at balance date. In addition, lower exports due to lower availability from Ingwe (South Africa), down 12% in the current half year, had an unfavourable impact on EBIT. Increased unit costs at Ingwe, due to the production mix between mines and additional contractor costs at that operation, and inflationary pressures in South Africa, also impacted EBIT negatively.

These factors were partially offset by stronger export prices, cost savings at Cerrejon Coal (Colombia) due to integration synergies and business improvement programs, and increased volumes at Hunter Valley (Australia) and Cerrejon Coal.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$193 million, up from US$61 million, an increase of US$132 million or 216% compared with the corresponding period.

The increase in EBIT was driven by higher realised prices for nickel, up 49% on the corresponding period from US$3.16 per pound to US$4.72 per pound, and higher prices for ferrochrome compared to the corresponding period.

These factors were partially offset by the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs. Higher price-linked nickel ore supply costs to the QNI Yabulu refinery and higher price-linked royalty costs at Cerro Matoso (Colombia) also adversely affected EBIT.

Group and Unallocated Items

Net corporate operating costs, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts, were US$102 million compared with US$111 million in the corresponding period.

Gains on legacy A$/US$ currency hedging were approximately US$30 million during the current half year, compared with losses of approximately US$95 million in the corresponding period.

INTERIM FINANCIAL INFORMATION

CONTENTS

INDEPENDENT REVIEW REPORT OF THE AUDITOR

TO BHP BILLITON PLC 14

CONSOLIDATED PROFIT AND LOSS ACCOUNT 15

CONSOLIDATED STATEMENT OF TOTAL

RECOGNISED GAINS AND LOSSES 16

CONSOLIDATED BALANCE SHEET 17

CONSOLIDATED STATEMENT OF CASH FLOWS 18

NOTES TO INTERIM FINANCIAL INFORMATION 20

The interim financial information set out on pages 15 to 27 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2003 except for the change in accounting policy for employee share awards referred to in Note 1. The interim financial information should be read in conjunction with the accounts of BHP Billiton Plc for the year ended 30 June 2003 and does not include all information normally contained within the notes to annual accounts. Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

The financial information for the half years ended 31 December 2003 and 31 December 2002 has been subject to review by the auditor but is unaudited. In the opinion of the Directors, the financial information for these periods presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles (GAAP).

The financial information for the year ended 30 June 2003 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the UK Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2003 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985.

INDEPENDENT REVIEW REPORT OF THE AUDITOR TO BHP BILLITON PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 December 2003 set out on pages 15 to 27 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the United Kingdom Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the United Kingdom Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed and excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2003.

KPMG Audit Plc
Chartered Accountants
London, 19 February 2004

Interim Financial Information BHP Billiton Plc

Consolidated Profit and Loss Account

for the half year ended 31 December 2003
		Half year ended 31 December 2003			Half year ended 31 December 2002			Year ended 30 June 2003

Notes		Excluding exceptional items US$M	Exceptional items (Note 2) US$M	Total US$M	Excluding exceptional items US$M	Exceptional items (Note 2) US$M	Total US$M	Excluding exceptional items US$M	Exceptional items (Note 2) US$M	Total US$M
Turnover (including share of joint ventures and associates)
Group production		8 134	-	8 134	6 702	-	6 702	14 124	-	14 124
Third party products	3	2 829	-	2 829	1 346	-	1 346	3 382	-	3 382
	3, 4	10 963	-	10 963	8 048	-	8 048	17 506	-	17 506
less Share of joint ventures' and associates' turnover included above		(1 016)	-	(1 016)	(977)	-	(977)	(1 898)	-	(1 898)
Group turnover		9 947	-	9 947	7 071	-	7 071	15 608	-	15 608
Net operating costs	2	(8 014)	66	(7 948)	(5 618)	-	(5 618)	(12 554)	-	(12 554)
Group operating profit/(loss)		1 933	66	1 999	1 453	-	1 453	3 054	-	3 054
Share of operating profit/(loss) of joint ventures and associates		170	-	170	184	-	184	358	-	358
Operating profit/(loss) (including share of profit of joint ventures and associates)		2 103	66	2 169	1 637	-	1 637	3 412	-	3 412
Comprising:
Group production		2 097	66	2 163	1 627	-	1 627	3 369	-	3 369
Third party products	3	6	-	6	10	-	10	43	-	43
		2 103	66	2 169	1 637	-	1 637	3 412	-	3 412
Income from other fixed asset investments		18	-	18	14	-	14	16	-	16
Profit on sale of fixed assets		62	-	62	8	-	8	46	-	46
Profit on sale of operations		-	-	-	-	-	-	7	-	7
Loss on sale of Discontinued Operations (a)	2	-	-	-	-	(19)	(19)	-	(19)	(19)
Profit/(loss) before net interest and similar items payable and taxation		2 183	66	2 249	1 659	(19)	1 640	3 481	(19)	3 462
Net interest and similar items payable
Group	5	(242)	-	(242)	(199)	-	(199)	(444)	-	(444)
Joint ventures and associates	5	(52)	-	(52)	(46)	-	(46)	(93)	-	(93)
Profit/(loss) before taxation	3, 4	1 889	66	1 955	1 414	(19)	1 395	2 944	(19)	2 925
Taxation	2	(658)	60	(598)	(466)	-	(466)	(984)	-	(984)
Profit/(loss) after taxation		1 231	126	1 357	948	(19)	929	1 960	(19)	1 941
Equity minority interests		(18)	-	(18)	(17)	-	(17)	(40)	-	(40)
Profit/(loss) for the financial period (attributable profit)		1 213	126	1 339	931	(19)	912	1 920	(19)	1 901
Dividends to shareholders		(497)	-	(497)	(434)	-	(434)	(900)	-	(900)
Retained profit/(loss) for the financial period		716	126	842	497	(19)	478	1 020	(19)	1 001
Earnings per ordinary share (basic) (US cents)	7	19.5	2.0	21.5	15.0	(0.3)	14.7	30.9	(0.3)	30.6
Earnings per ordinary share (diluted) (US cents)	7	19.5	2.0	21.5	15.0	(0.3)	14.7	30.9	(0.3)	30.6
Dividend per ordinary share (US cents)				8.0			7.0			14.5

(a) All the items in the Profit and Loss Account relate to Continuing Operations other than the loss on the sale of Discontinued Operations (refer Note 2).

The accompanying notes form part of these interim financial statements.

Consolidated Statement of Total Recognised Gains and Losses

for the half year ended 31 December 2003
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	US$M	US$M	US$M
Attributable profit for the financial period	1 339	912	1 901
Exchange gains on foreign currency net investments	47	39	67
Total recognised gains for the financial period	1 386	951	1 968
Prior year adjustment arising from the change in accounting policy (refer Note 1)	84	-	-
Total recognised gains since last annual report	1 470	951	1 968

The accompanying notes form part of these interim financial statements.

Consolidated Balance Sheet

at 31 December 2003
		As at 31 December 2003	As at 31 December 2002	As at 30 June 2003
	Notes	US$M	(Restated) US$M	(Restated) US$M
Fixed assets
Intangible assets
Goodwill		35	38	36
Negative goodwill		(28)	(32)	(29)
		7	6	7
Tangible assets		20 565	18 931	19 809
Investments
Joint ventures - share of gross assets		2 873	2 799	2 880
Joint ventures - share of gross liabilities		(1 482)	(1 361)	(1 477)
		1 391	1 438	1 403
Associates		-	100	-
Loans to joint ventures and associates and other investments		388	866	441
Total fixed assets		22 351	21 341	21 660
Current assets
Stocks		1 658	1 253	1 379
Debtors
Amounts due within one year		3 033	2 254	2 224
Amounts due after more than one year		1 684	1 149	1 405
		4 717	3 403	3 629
Investments		185	107	143
Cash including money market deposits		812	874	1 552
Total current assets		7 372	5 637	6 703
Creditors - amounts falling due within one year		(4 379)	(4 397)	(4 207)
Net current assets		2 993	1 240	2 496
Total assets less current liabilities		25 344	22 581	24 156
Creditors - amounts falling due after more than one year		(6 494)	(6 569)	(6 849)
Provisions for liabilities and charges		(5 494)	(4 224)	(4 898)
Net assets		13 356	11 788	12 409
Equity minority interests		(314)	(302)	(318)
Attributable net assets		13 042	11 486	12 091
Capital and reserves
Called up share capital - BHP Billiton Plc		1 234	1 234	1 234
Share premium account		518	518	518
Contributed equity - BHP Billiton Limited		1 833	1 759	1 785
Profit and loss account		9 482	7 981	8 580
Interest in shares of BHP Billiton	1, 6	(25)	(6)	(26)
Equity shareholders' funds	6	13 042	11 486	12 091

The accompanying notes form part of these interim financial statements.

Consolidated Statement of Cash Flows

for the half year ended 31 December 2003
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	US$M	US$M	US$M
Net cash inflow from Group operating activities (a)	2 283	1 819	4 793
Dividends received from joint ventures and associates	109	70	197
Interest paid	(209)	(158)	(383)
Dividends paid on redeemable preference shares	(12)	(12)	(28)
Interest received	38	6	36
Other dividends received	18	14	15
Dividends paid to minorities	(3)	(20)	(38)
Net cash outflow from returns on investments and servicing of finance	(168)	(170)	(398)
Taxation paid	(543)	(540)	(1 002)
Available cash flow	1 681	1 179	3 590
Purchases of tangible fixed assets	(1 213)	(1 216)	(2 571)
Exploration expenditure	(193)	(130)	(348)
Disposals of tangible fixed assets	62	33	99
Purchase of investments and funding of joint ventures	(23)	(52)	(95)
Sale of investments and repayments by joint ventures (b)	40	165	560
Net cash outflow from capital expenditure and financial investment	(1 327)	(1 200)	(2 355)
Demerger or sale of subsidiaries (b)	-	358	358
Cash transferred on demerger or disposal (b)	-	(86)	(86)
Disposal of joint ventures and associates	6	-	133
Net cash inflow from acquisitions and disposals	6	272	405
Net cash flow before equity dividends paid, management of liquid resources and financing	360	251	1 640
Equity dividends paid	(959)	(830)	(830)
Net cash flow before management of liquid resources and financing	(599)	(579)	810
Net cash inflow/(outflow) from management of liquid resources	667	(6)	(665)
Debt due within one year - repayment of loans	(331)	(1 657)	(2 683)
Debt due within one year - drawdowns	274	1 264	1 435
Debt due after more than one year - repayment of loans	(226)	(1 038)	(1 438)
Debt due after more than one year - drawdowns	41	1 614	2 263
Finance lease obligations	(1)	-	-
Net cash (outflow)/inflow from debt and finance leases	(243)	183	(423)
Share repurchase scheme - BHP Billiton Plc	-	-	(20)
Purchase of shares by ESOP trusts	(14)	-	-
Issue of shares	55	147	172
Net cash (outflow)/inflow from financing	(202)	330	(271)
Decrease in cash in the period	(134)	(255)	(126)

The accompanying notes form part of these interim financial statements.

Consolidated Statement of Cash Flows continued

for the half year ended 31 December 2003
		Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	Notes	US$M	US$M	US$M
Reconciliation of net cash flow to movement in net debt
Decrease in cash in the period		(134)	(255)	(126)
Cash flow from debt and finance leases		243	(183)	423
Cash flow from management of liquid resources		(667)	6	665
(Increase)/decrease in net debt arising from cash flows		(558)	(432)	962
Other non-cash movements	8	-	232	232
Increase in net debt from exchange adjustments	8	(56)	(41)	(144)
(Increase)/decrease in net debt		(614)	(241)	1 050
Net debt at beginning of period	8	(5 772)	(6 822)	(6 822)
Net debt at end of period	8	(6 386)	(7 063)	(5 772)

(a) Net cash inflow from Group operating activities

	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	US$M	US$M	US$M
Operating profit	1 999	1 453	3 054
Depreciation and amortisation	853	792	1 648
Impairment of assets	9	-	73
Employee share awards	28	15	60
Net exploration charge	106	83	248
Increase in stocks	(276)	(124)	(250)
Increase in debtors	(821)	(193)	(286)
Increase/(decrease) in creditors	320	(152)	69
Increase/(decrease) in provisions	68	(53)	128
Other movements	(3)	(2)	49
Net cash inflow from Group operating activities	2 283	1 819	4 793

(b) The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

The accompanying notes form part of these interim financial statements.

Notes to Interim Financial Information

NOTE 1. CHANGE IN ACCOUNTING POLICY

Employee Share Awards

The BHP Billiton Group has adopted the provisions of Urgent Issues Task Force (UITF) Abstract 38 'Accounting for Employee Share Ownership Plan (ESOP) Trusts' from 1 July 2003 which has resulted in the adoption of a revised accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders' funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable. Where awards are satisfied by on market purchases, the cost of acquiring the shares is carried in shareholders' funds as 'Interest in shares of BHP Billiton', and any difference between the cost of awards and the consideration paid to purchase shares on market is transferred to retained earnings when the shares vest unconditionally in the employees. In addition, the assets and liabilities of ESOP trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased. Further, shares in BHP Billiton held by the ESOP trusts were shown as a fixed asset investment.

The effects of the accounting policy change on the financial statements for the half-year ended 31 December 2003 are as follow:

  Opening shareholders' funds increased by US$84 million representing the reclassification from provisions to retained earnings for the accrued employee entitlement on unvested share awards and decreased by US$6 million representing the reclassification of shares held by ESOP trusts from fixed asset investments into 'Interest in Shares of BHP Billiton'.

  Attributable profit increased by US$12 million representing costs no longer recognised for the excess consideration paid to purchase shares on market and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders' funds.

The impact on prior period profit and loss accounts is immaterial and accordingly these have not been restated.

NOTE 2. EXCEPTIONAL ITEMS
	Gross	Tax	Net
Half year ended 31 December 2003	US$M	US$M	US$M
Introduction of tax consolidation regime in Australia (a)	-	78	78
Litigation settlement (b)	66	(18)	48
Total by category	66	60	126
Group and unallocated items	-	78	78
Petroleum	66	(18)	48
Total by Customer Sector Group	66	60	126

(a) During the half year ended 31 December 2003, BHP Billiton has elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$78 million being recorded in accordance with UK GAAP.

(b) In December 2003 BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

Half year ended 31 December 2002 and year ended 30 June 2003

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the half year ended 31 December 2002 and in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.

NOTE 3. ANALYSIS BY BUSINESS SEGMENT
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
Turnover	US$M	US$M	US$M
Petroleum	2 245	1 511	3 264
Aluminium	2 023	1 535	3 386
Base Metals	1 351	897	1 954
Carbon Steel Materials	2 206	1 747	3 714
Diamonds and Specialty Products	758	716	1 485
Energy Coal	1 242	947	2 089
Stainless Steel Materials	744	491	1 106
Group and unallocated items	810	424	1 014
Intersegment	(416)	(220)	(506)
Total BHP Billiton Group	10 963	8 048	17 506

Profit before taxation
Petroleum	602	660	1 178
Aluminium	307	266	581
Base Metals	333	83	286
Carbon Steel Materials	505	506	1 045
Diamonds and Specialty Products	195	150	299
Energy Coal	85	124	201
Stainless Steel Materials	193	61	150
Group and unallocated items	(37)	(191)	(259)
Exceptional items	66	(19)	(19)
Profit before net interest and taxation	2 249	1 640	3 462
Net interest	(294)	(245)	(537)
Total BHP Billiton Group	1 955	1 395	2 925

Net operating assets
Petroleum	3 743	3 227	3 293
Aluminium	5 252	4 907	5 095
Base Metals	3 974	4 116	3 877
Carbon Steel Materials	2 858	2 583	2 567
Diamonds and Specialty Products	1 545	1 484	1 518
Energy Coal	2 233	2 172	2 193
Stainless Steel Materials	1 834	1 709	1 695
Group and unallocated items	475	632	418
Total BHP Billiton Group	21 914	20 830	20 656

NOTE 3. ANALYSIS BY BUSINESS SEGMENT (continued)

Third party product included above
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
Turnover	US$M	US$M	US$M
Petroleum	691	33	296
Aluminium	886	557	1 333
Base Metals	96	6	38
Carbon Steel Materials	24	11	26
Diamonds and Specialty Products	378	374	747
Energy Coal	337	145	413
Stainless Steel Materials	14	3	10
Group and unallocated items	403	217	519
Total BHP Billiton Group	2 829	1 346	3 382

Profit before taxation
Petroleum	(17)	-	1
Aluminium	16	4	28
Base Metals	1	1	5
Carbon Steel Materials	(1)	(2)	(2)
Diamonds and Specialty Products	6	7	10
Energy Coal	-	3	(1)
Stainless Steel Materials	1	-	1
Group and unallocated items	-	(3)	1
Total BHP Billiton Group	6	10	43

NOTE 4. ANALYSIS BY GEOGRAPHICAL SEGMENT

	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
Turnover by geographical market	US$M	US$M	US$M
Australia	908	935	1 775
Europe	3 805	2 272	5 582
Japan	1 270	1 087	2 393
South Korea	730	585	1 203
China	1 075	431	1 216
Other Asia	683	527	1 172
North America	1 292	1 295	2 389
Southern Africa	566	418	944
Rest of World	634	498	832
Total by geographical market	10 963	8 048	17 506
Turnover by geographical origin
Australia	3 556	3 048	6 527
Europe	2 521	1 180	2 792
North America	1 180	1 011	2 186
South America	1 732	1 228	2 733
Southern Africa	1 776	1 503	3 147
Rest of World	198	78	121
Total by geographical origin	10 963	8 048	17 506
Profit/(loss) before taxation
Continuing Operations
Australia	1 001	930	1 890
Europe	328	108	259
North America	160	85	188
South America	544	216	576
Southern Africa	183	323	558
Rest of World	33	(3)	10
Total Continuing Operations	2 249	1 659	3 481
Discontinued Operations
Australia	-	(19)	(19)
Total Discontinued Operations	-	(19)	(19)
Net interest	(294)	(245)	(537)
Total by geographical origin	1 955	1 395	2 925

NOTE 5. NET INTEREST AND SIMILAR ITEMS PAYABLE
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	US$M	US$M	US$M
On bank loans and overdrafts	61	30	131
On all other loans	132	151	241
Finance lease and hire purchase interest	2	2	4
	195	183	376
Dividends on redeemable preference shares	12	12	24
Discounting on provisions	56	38	97
less Amounts capitalised (a)	(62)	(51)	(103)
	201	182	394
Share of interest of joint ventures and associates	36	34	68
	237	216	462
Interest received/receivable	(32)	(29)	(65)
	205	187	397
Exchange differences on net debt (b)
Group	73	46	115
Joint ventures and associates	16	12	25
	89	58	140
Net interest and similar items payable (c)	294	245	537

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the period ended 31 December 2003 the capitalisation rate was 5.0 per cent (31 December 2002: 5.3 per cent; 30 June 2003: 5.2 per cent).

(b) Net exchange losses primarily represent the effect on borrowings of the appreciation of the South African rand against the US dollar.

(c) Disclosed in the consolidated profit and loss account as:

	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	US$M	US$M	US$M
Net interest and similar items payable
Group	242	199	444
Joint ventures and associates	52	46	93
Net interest and similar items payable	294	245	537

NOTE 6. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
	US$M	US$M	US$M
Attributable profit for the financial period	1 339	912	1 901
Other recognised gains	47	39	67
Total recognised gains for the financial period	1 386	951	1 968
Dividends	(497)	(434)	(900)
Issue of ordinary shares	48	72	98
Employee share awards (a)	14	16	64
Share repurchase scheme
BHP Billiton Plc (b)
	-	-	(20)
Capital reduction on BHP Steel demerger	-	(1 489)	(1 489)
Net movement in shareholders' funds	951	(884)	(279)
Shareholders' funds at beginning of period as restated (refer Note 1)	12 091	12 370	12 370
Shareholders' funds at end of period	13 042	11 486	12 091

(a) The accrued employee entitlement for Employee Share Awards of US$28 million has been charged to profit. Purchase of shares made by ESOP trusts were US$14 million. Refer Note 1.

(b) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the half year ended 31 December 2003 (31 December 2002: Nil; 30 June 2003: 3 890 000 ordinary shares). The aggregate purchase price of US$Nil (31 December 2002: US$Nil; 30 June 2003: US$20 million) was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders' funds. There is no intention to trade these shares and no dividends are paid in respect of them outside the BHP Billiton Group.

NOTE 7. EARNINGS PER SHARE
	Half year ended 31 December 2003	Half year ended 31 December 2002	Year ended 30 June 2003
Basic earnings per share (US cents)
Excluding exceptional items	19.5	15.0	30.9
Impact of exceptional items	2.0	(0.3)	(0.3)
Including exceptional items	21.5	14.7	30.6
Diluted earnings per share (US cents)
Excluding exceptional items	19.5	15.0	30.9
Impact of exceptional items	2.0	(0.3)	(0.3)
Including exceptional items	21.5	14.7	30.6
Basic earnings per ADS (US cents) (a)
Including exceptional items	43.0	29.4	61.2
Diluted earnings per ADS (US cents) (a)
Including exceptional items	43.0	29.4	61.2
Earnings (US$million)
Excluding exceptional items	1 213	931	1 920
Including exceptional items	1 339	912	1 901
Weighted average number of shares (millions)
Basic earnings per share denominator	6 215	6 201	6 207
Diluted earnings per share denominator	6 233	6 219	6 222

(a) For the periods reported, one American Depositary Share (ADS) represents two shares.

The exceptional gain due to Australian subsidiaries being consolidated under Australian tax consolidation law of US$78 million increased basic and diluted earnings per share by 1.2 US cents for the half year ended 31 December 2003. The exceptional gain on the settlement of litigation, net of tax expense, of US$48 million increased basic and diluted earnings per share by 0.8 US cents for the half year ended 31 December 2003. The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the half year ended 31 December 2002 and the year ended 30 June 2003.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's employee share ownership trusts.

NOTE 8. ANALYSIS OF MOVEMENTS IN NET DEBT
	As at 1 July 2003 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	As at 31 December 2003 US$M
Cash at bank and in hand	587	-	(97)	-	24	514
Overdrafts	(21)	-	(37)	-	-	(58)
	566	-	(134)	-	24	456
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(53)	-	1	-	(1)	(53)
Other debt due within one year	(1 011)	-	57	(169)	(56)	(1 179)
Other debt due after more than one year	(5 789)	-	185	169	(23)	(5 458)
	(7 303)	-	243	-	(80)	(7 140)
Money market deposits (a)	965	-	(667)	-	-	298
Net debt (b)	(5 772)	-	(558)	-	(56)	(6 386)
The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	587	-	(97)	-	24	514
Money market deposits (a)	965	-	(667)	-	-	298
	1 552	-	(764)	-	24	812

(a) Money market deposits with financial institutions have a maturity of up to three months.

(b) The breakdown of net debt by currency is as follows:

	As at 31 December 2003 US$M	As at 31 December 2002 US$M	As at 30 June 2003 US$M
Net debt is denominated in:
US dollars	6 049	6 793	5 387
South African rand	471	337	540
Australian dollars	10	20	34
Canadian dollars	(20)	(68)	(122)
Other currencies	(124)	(19)	(67)
Net debt	6 386	7 063	5 772

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Half year ended 31 December	2003	2002
	US$M	US$M
Revenue from ordinary activities
Operating revenue	9 947	7 056
Non-operating revenue	309	246
	10 256	7 302
Profit from ordinary activities before
depreciation, amortisation and borrowing costs	3 071	2 391
Deduct: Depreciation and amortisation	874	813
Borrowing costs	298	253
Profit from ordinary activities before tax	1 899	1 325
Deduct: Tax expense attributable to ordinary activities	489	417
Net profit	1 410	908
Outside equity interests in net profit	(18)	(17)
Net profit attributable to members of the BHP Billiton Group	1 392	891
Basic earnings per fully paid ordinary share (US cents)	22.4	14.4

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the half year ended 31 December 2003, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2003, except for the change in accounting policy for employee share awards referred to below.

Employee Share Awards

Effective 1 July 2003, the BHP Billiton Group changed its accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders' equity. The estimated cost of awards is based on the market value of shares at the grant date or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased.

The effect of the accounting policy change on the statement of financial performance for the half-year ended 31 December 2003 is an increase in net profit for the half year of US$12 million representing costs no longer recognised for the excess consideration paid to purchase shares on market and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders' equity.

The impact on the prior period Statement of Financial Performance is immaterial.

Full details of the policy change, including the effect on the Statement of Financial Position, are set out in the Group's Interim Report for the half year ended 31 December 2003.

Significant Items

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Half year ended 31 December 2003			Half year ended 31 December 2002
	Gross US$M	Tax US$M	Net US$M	Gross US$M	Tax US$M	Net US$M
Introduction of tax consolidation regime in Australia (a)	-	207	207	-	-	-
Litigation settlement (b)	66	(18)	48	-	-	-
Loss on sale of 6% interest in BHP Steel (c)	-	-	-	(19)	-	(19)
Total	66	189	255	(19)	-	(19)

(a) During the current half year BHP Billiton has elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has resulted in the restatement of deferred tax balances and a tax benefit of US$207 million being recorded in accordance with UIG 52.

(b) In December 2003 BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf.

(c) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the half year ended 31 December 2002.

The results have been subject to an independent review by the auditors.

The statutory BHP Billiton Limited Interim Report will be released to the Australian Stock Exchange on 19 February 2004. This information will be available to shareholders on request.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Introduction' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' and 'Operating and Financial Review and Prospects-General factors affecting our operating results' included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the US Securities and Exchange Commission (SEC) on 23 October 2003 and is available on the SEC's website at 'www.sec.gov'.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: + 44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 Mobile: +44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 19 February 2004